Exhibit 4.3

First Amendment

to the

Invesco Ltd. 2016 Global Equity Incentive Plan

THIS FIRST AMENDMENT (this “Amendment”) is made as of February 7, 2019 to the Invesco Ltd. 2016 Global Equity Incentive Plan (the “Plan”). Any capitalized terms used and not defined herein shall have the meanings set forth in the Plan.

WHEREAS, pursuant to Section 14 of the Plan, the Board or the Committee may amend, alter or discontinue the Plan, so long as no amendment, alteration or discontinuation shall be made which materially impairs the rights of a Participant with respect to a previously granted Award without such Participant’s consent, except that no such amendment shall be made without the approval of the Company’s Shareholders to the extent such amendment would materially increase the number of securities which may be issued under the Plan or to a Participant.

WHEREAS, the Board has determined to amend the Plan in the manner set forth below, subject to approval by the Shareholders.

NOW, THEREFORE, the Plan is hereby amended as follows, subject to approval by the Shareholders:

1.

Section 6(a) of the Plan is hereby amended and restated in its entirety as follows: “Subject to adjustment as provided in Section (e), the maximum number of Shares that may be issued pursuant to Awards under the plan shall be 31.4 million.”

2.

The last sentence of Section 9(b) of the Plan is hereby amended and restated in its entirety as follows: “Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock subject solely to the continued service of an employee and/or the attainment of Performance Goals shall have a vesting period of not less than two years from the date of grant.”

3.

The last sentence of Section 10(b) of the Plan is hereby amended and restated in its entirety as follows: “Except with respect to the death, Disability or involuntary termination (other than for Cause or unsatisfactory performance) of a Participant, or the occurrence of a corporate transaction (including but not limited to, a Change of Control) or special circumstances determined by the Committee, an Award of Restricted Stock Units subject solely to the continued service of an employee and/or the attainment of Performance Goals shall have a vesting period of not less than two years from the date of grant.”

4.

The last sentence of Section 11(b) of the Plan is hereby amended and restated in its entirety as follows: “So long as non-employee director awards do not represent more than five percent (5%) of the total number of Shares available for issuance under the Plan, and except as otherwise provided in the applicable Award Agreement, such Other Stock-Based Awards shall be fully vested and nonforfeitable as of the Grant Date and subject to the Non-Executive Director Stock Ownership Policy.”

5.	This Amendment and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Georgia without giving effect to the conflict of laws principles thereof.

6.	Except as amended above, the Plan shall remain in full force and effect.